NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

April 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Bonnie Baynes
Rolf Sundwall David Gessert Sandra Hunter Berkheimer

Re:	Netcapital Inc.
Form 10-K for the fiscal year ended April 30, 2023
File No. 001-41443

Dear Ladies and Gentlemen:

We acknowledge receipt of your letter dated February 11, 2025, and appreciate the opportunity to address your comments. Below, we provide our responses to each of your inquiries in the order presented. The comments presented in your letter to us are repeated below in italics, and they are followed by our response.

Comment #1: We note that most of your responses to our prior comments were based on calculations and other information made as of July 31, 2024. Given the passage of time, please update all such information as of December 31, 2024, or the most recently available fiscal quarter end.

Netcapital Response:

1. The Company has updated all relevant calculations and asset valuations, including the Section 3(a)(1)(C) investment securities test, as of January 31, 2025, which is the most recently completed fiscal quarter. A revised version of the Section 3(a)(1)(C) chart is included as Exhibit A to this letter.

For purposes of preparing the chart:

●	Investment securities were measured in accordance with U.S. GAAP, specifically ASC 321, using the last observable price as of January 31, 2025. In most cases, these prices were derived from the most recent Regulation Crowdfunding rounds of the issuers.
●	The denominator of the analysis includes values not reflected in the Company’s GAAP financial statements, such as the fair value of the technology license used by Netcapital Funding Portal, the estimated value of Netcapital Securities Inc., and the valuation of Netcapital Advisors Inc. In instances where non-GAAP values were included, it is because they represent operational assets essential to the Company’s business activities and provide a more accurate depiction of the Company’s asset composition for purposes of applying the investment company test.

All valuations were determined in good faith as of January 31, 2025, based on observable inputs where available, and management’s reasonable assumptions consistent with the guidance in ASC 820 and longstanding SEC interpretations under the Investment Company Act of 1940.

Comment #2: Provide, on a consolidated basis, an analysis of the Company’s income – whether realized or unrealized – by amount and type, and specifically identifying any income deriving from assets that the Company believes are securities. Please revise with sufficient details about the activities and time spent by the Company’s directors, officers, or employees with respect to such securities holdings.

Netcapital Response:

For the nine months ended January 31, 2025, the Company reported total consolidated revenue of $465,437, compared to $4,604,260 in the same period of the prior year. This decrease of approximately 90% was primarily attributable to the absence of consulting service revenue during the period. The prior year included $3,489,013 in consulting services for equity securities and $96,200 in other consulting revenue.

Revenue Source	Nine Months Ended January 31, 2025	Nine Months Ended January 31, 2024
Consulting services (equity-based)	$0	$3,489,013
Consulting revenue (cash-based)	$0	$96,200
Portal fees	$297,627	$623,610
Listing fees	$127,500	$394,540
1% equity fee (Reg CF campaigns)	$39,694	$0
Game site revenue	$616	$897
Total Revenue	$465,437	$4,604,260

Other Income:

The Company’s equity securities are measured at fair value in accordance with ASC 321, using the last observable transaction price as of the applicable measurement date. These securities were received primarily as non-cash consideration for services rendered in prior periods. Any unrealized changes in fair value are reported in other income/(loss) and not as revenue.

Furthermore, the Company derived no realized income—such as dividends, interest, or sales proceeds—from any of the equity securities it holds during the nine-month periods ended January 31, 2025 and 2024.

The Company also recognized a non-cash impairment loss of $1,300,000 related to its investment in Netwire LLC, which was written down to zero. This decision was made due to the departure of Netwire’s key management personnel—one due to death and one due to resignation—leading the Company to conclude that the investment no longer had recoverable value. The impairment was recorded in accordance with ASC 321-10-35-3 and replaced the last observable price, which management determined was no longer a valid measure of fair value.

Management of Securities:

The Company does not engage in securities trading or portfolio management, and no officer or director devotes material time to investment activities. Time spent by Company personnel with respect to securities is limited to:

- Recording equity securities received as compensation for services,

- Periodically reviewing fair value adjustments in accordance with ASC 321, and

- Monitoring compliance with the 40% asset test under Section 3(a)(1)(C) of the 1940 Act.

These tasks are administrative in nature and represent less than 3% of overall personnel time. The Company does not pursue an investment strategy and does not allocate resources to securities analysis, trading, or investment decisions.

Comments 3: - We do not agree with the Company’s statement that Rule 2a-5 has any bearing on the Company’s ability to use of future cash flows and operational metrics in determining fair value.

We note the Company’s statement ‘we recognize the $66M valuation of the funding portal may not reflect the price certain parties might pay today.’ Please provide additional analysis about how this statement is consistent with the requirement in the Investment Company Act of 1940, as amended (‘1940 Act’) to determine ‘value’ as of the applicable date of measurement. We also note that the fair value the Company ascribes to the Funding Portal is 43x the total assets of the Funding Portal (subject to comment 4, below).

Netcapital Response:

The Company has revised its approach in response to the Staff’s comment and no longer references Rule 2a-5 in support of its valuation methodology. The Company confirms that the fair value attributed to its wholly owned subsidiary, Netcapital Funding Portal Inc. (the “Funding Portal”), represents a good faith estimate of the price that would be received in an orderly transaction as of January 31, 2025, consistent with the guidance in ASC 820 and the fair value requirements of Section 2(a)(41) of the Investment Company Act of 1940, as amended.

The previously included statement that ‘we recognize the $66M valuation of the Funding Portal may not reflect the price certain parties might pay today’ was intended to acknowledge that valuation judgments can vary among market participants depending on strategic fit or expectations. However, we acknowledge the Staff’s comment and have removed this statement. The Company confirms that its fair value estimate reflects the amount that would be received in an orderly transaction between market participants as of January 31, 2025.

The $66 million valuation as of January 31, 2025, reflects the Company’s good faith assessment of what a market participant would reasonably pay to acquire the Funding Portal. In developing this estimate, the Company considered:

1. The Funding Portal’s unique regulatory status as a registered intermediary under Regulation Crowdfunding;

2. The license to a proprietary software platform integral to its operations;

3. Historical and projected revenues from portal and issuer fees;

4. Active engagement metrics (number of registered investors and offerings launched); and

5. Comparable market valuations of similar platforms.

While we acknowledge that the $66 million valuation represents a high multiple of the Funding Portal’s book assets (approximately 43x), we respectfully submit that book value does not adequately capture the fair value of an operating business whose value is driven primarily by intangible assets and revenue potential. In the Tonopah Mining Co. of Nevada decision, the Commission recognized that fair value should reflect a company’s earnings power and market participant expectations, not simply its book value.

In support of our valuation, the Company has also been in discussions with a registered securities exchange regarding a potential ‘merger of equals.’ Based on its most recent equity raise, this exchange was valued at $75 million. The exchange approached the Company and proposed a business combination on terms that implied a similar valuation for the Funding Portal, that the shareholders of the Funding Portal and the securities exchange would each own 50% of the combined entity. Although we are still negotiating a letter of intent, we believe this third-party interest supports our valuation and demonstrates that market participants consider the Funding Portal to be within this range of fair value.

The Company’s valuation methodology included a discounted cash flow (DCF) analysis using:

- A five-year projection of portal operations,

- A 20% discount rate to reflect risk and market uncertainty, and

- An 8x terminal EBITDA multiple.

These assumptions are consistent with those used in industry valuations and reflect the conditions and expectations that would prevail in an orderly transaction as of January 31, 2025. The DCF analysis resulted in a $58 million valuation.

Accordingly, the Company respectfully submits that the $66 million valuation represents fair value as defined by the 1940 Act and ASC 820 and is verified by a market-based indicator involving a real potential transaction.

Comments #4 - Refer to the chart that you provided in response to prior comment 3. We note that, in a change from prior correspondence, the Funding Portal lists the “Value of IP from technology license agreement” in the denominator of its Section 3(a)(1)(C) analysis. Please provide: (i) specific facts and details regarding the licensing agreement and underlying intellectual property, including counterparties involved, information about any associated revenue streams and whether the intellectual property involved is internally-generated or acquired; (ii) analysis of the legal basis for including the value of such intellectual property in the Company’s analysis under Section 3(a) of the 1940 Act; and (iii) further details about how the Company determined the value of such intellectual property. Please also advise as to whether such intellectual property is reflected on the Company’s current financial statements and, if not, the basis for any such omission.

(i) Facts Regarding the Licensing Agreement and Intellectual Property

Netcapital Funding Portal Inc. operates its Regulation Crowdfunding business using a proprietary software platform under a technology license agreement with Netcapital Systems LLC, a third party that owns 1.1% of the outstanding shares of common stock of Netcapital Inc. The licensed platform includes all the core functionality required to operate a compliant online funding portal under SEC and FINRA rules, including:

●	Investor onboarding and accreditation workflows;
●	Issuer offering page setup and campaign compliance;
●	Transaction processing, fund flow tracking, and investment confirmations;
●	Regulatory disclosures and reporting functionality.

The platform was developed by Netcapital Systems LLC and is not owned by the Company or its subsidiaries. The license is exclusive to the Funding Portal for the purpose of conducting Regulation Crowdfunding activities in the United States. The license is perpetual and non-transferable, with annual licensing fees charged by Netcapital Systems LLC and expensed as incurred.

The licensed technology was developed independently by Netcapital Systems LLC and is neither owned nor capitalized by the Company and was not acquired for a lump-sum consideration. However, it is the core asset that enables the Funding Portal to operate and generate all of its revenue streams, including listing fees, success fees, portal fees, and carried interest (equity fee) in offerings conducted through the platform.

(ii) Legal Basis for Inclusion in the Section 3(a)(1)(C) Denominator

The Company respectfully submits that the value of the licensed technology is properly included in the denominator of the Section 3(a)(1)(C) analysis, consistent with the purpose and construction of the test. Section 3(a)(1)(C) of the Investment Company Act is intended to identify companies primarily engaged in the business of investing in securities based on the proportion of investment securities to total assets.

The Company believes that the technology license represents a critical operating asset, functionally equivalent to a capitalized technology platform or internally developed software and is essential to the generation of all revenue and operations of the Funding Portal. The inclusion of the license’s fair value in the denominator reflects the economic substance of the business and ensures the asset composition test appropriately captures the value of the company’s operational infrastructure.

Numerous SEC releases and guidance documents recognize that intangibles and operating assets may be included in the denominator where they are fundamental to an issuer’s primary business. Consistent with that view, the Company includes the value of the technology license to accurately reflect the Funding Portal’s reliance on technology-driven services rather than investment activities.

(iii) Valuation of the Technology License

The Company valued the technology license at $1,440,499 as of January 31, 2025, based on a net present value (NPV) model of projected licensing cost savings over a five-year term, discounted at 20%. The value is intended to reflect what a market participant would consider as the benefit or cost replacement value of having access to a comparable system. Inputs to the valuation included:

●	Annual licensing fee payments ($380,000/year),
●	A 5-year projected usage period,
●	No assumed residual value beyond year 5,
●	A 20% discount rate reflecting risk and lack of transferability.

(iv) Treatment in Financial Statements

The license is not reflected on the Company’s consolidated balance sheet as an intangible asset because it is not owned or capitalized under U.S. GAAP. The license is accounted for as a service contract, and payments are recorded as operating expenses when incurred. As such, while the license is not included in total assets under GAAP, its fair value is included in the denominator of the Section 3(a)(1)(C) test as it represents a long-term operational asset critical to the Funding Portal’s business model.

Exhibit A

1940 Act Test

Please note that the Company has a new subsidiary, Netcapital Securities Inc., a newly formed FINRA-approved broker dealer with the ability to conduct Regulation A and D offerings. The fair value of Netcapital Securities Inc. reflects its status as a FINRA-approved broker-dealer, its current revenue-generating client, and the market participant assumptions around monetization of a niche compliance-driven asset. The valuation is not based on long-term projections but on observable business activity and regulatory infrastructure as of January 31, 2025.

Details of the numerator and denominator are in the chart below:

	Netcapital Inc	Funding Portal	Netcapital Advisors	Netcapital Securities	Combined
Asset Description	1/31/2025	1/31/2025	1/31/2025	1/31/2025	1/31/2025

Numerator for ‘40 Act Test

Investment Securities
Kingscrowd Inc	$513,550				$513,550
Duece Drone	2,350,000				2,350,000
Watch Party	440,000				440,000
Zelgor	1,400,000				1,400,000
Chip Brain	3,366,348				3,366,348
Vymedic	11,032				11,032
C-Reveal	50,000				50,000
Hive Skill	712,500				712,500
Scan Hash	425,000				425,000
Netcapital Systems	48,128				48,128
Cust Corp.	1,200,000				1,200,000
Caesar Media Group	1,999,127				1,999,127
6A Aviation	112,665		$127,415		240,080
Reper LLC	1,200,000				1,200,000
Dark LLC	2,100,000				2,100,000
CountSharp LLC	1,170,000				1,170,000
CupCrew LLC	1,170,000				1,170,000
HeadFarm LLC	1,170,000				1,170,000
Realworld LLC	1,170,000				1,170,000
AceHedge LLC	1,110,000				1,110,000
Fantize LLC	1,110,000				1,110,000
StockText LLC	1,220,000				1,220,000
Funding portal issuers		$137,394			137,394
Total Investment Securities	$24,048,350	$137,394	$127,415	$-	$24,313,159

Denominator for ‘40 Act Test

Accounts receivable			$22,400		$22,400
Other current assets	$-		30,120	$1,850	31,970
Deposits	6,300				6,300
Due from related parties			202,000		202,000
Investment securities	24,048,350	$137,394	127,415		24,313,159
Value of Funding Portal subsidiary	66,729,415				66,729,415
Value of Netcapital Securities subsidiary	500,000				500,000
Value of IP from technology license agreement		1,440,499			1,440,499
Value of Netcapital Advisors Subsidiary	9,120,000				9,120,000
Total assets	$100,404,065	$1,577,893	$381,935	$1,850	$102,365,743

Investments as % of total assets	24.0%	8.7%	33.4%	0.0%	23.8%

The valuations reflected in the chart were determined in good faith based on observable inputs, consistent with ASC 820 and the fair value principles under the 1940 Act. This methodology reflects a conservative, market-aligned approach in accordance with section 2(a)(41) and supports the Company’s position as a non-investment company under the 1940 Act.

In conclusion, based on the calculations and characterizations outlined above, the Company respectfully submits that neither it nor its subsidiaries are investment companies under Section 3(a)(1)(C) of the 1940 Act.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact me with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Netcapital Inc.

By:	/s/ Coreen Kraysler
Coreen Kraysler, Chief Financial Officer